Securities and Exchange Commission

October 5, 2017

October 5, 2017

Via Federal Express and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention:  H. Roger Schwall, Assistant Director Office of Natural Resources

Re:	Resolute Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 13, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017 Filed August 7, 2017
Form 8-K Filed August 7, 2017
File No. 1- 34464

Dear Mr. Schwall,

Set forth below are the responses of Resolute Energy Corporation (“we”, “our” or the “Company”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 26, 2017, regarding the above-referenced filings.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Form 10-K for the Fiscal Year Ended December 31, 2016

Business and Properties, page 1

Proved Developed and Undeveloped Reserves, page 8

1.

Based on the tabular disclosure provided on page 7, there appears to be a significant change in proved undeveloped reserves that occurred during 2016.  However, the figures provided in your narrative discussion do not appear to facilitate a reconciliation of the overall change that occurred during the year.

Please clarify for us and expand your disclosure to provide the net change in reserve quantities, on a disaggregated basis, attributable to each of the separate causes such as changes relating to extensions and discoveries, revisions of previous estimates, improved recovery, acquisitions, divestitures, and the amounts converted during the year from proved undeveloped to developed status.

To the extent that that two or more unrelated factors contribute to a single line item change, indicate the amount attributable to each factor as part of your narrative explanation so that the change in net reserves between periods is fully explained. For example, the disclosure of the revisions in the previous estimates of reserves should identify such separate factors as changes caused by well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan in addition to the changes in the net quantities caused by commodity prices.  Refer to Item 1203(b) of Regulation S-K.

Securities and Exchange Commission

October 5, 2017

RESPONSE:

We respectfully acknowledge the Staff’s comment. We point the Staff to the disclosure in the fourth full paragraph on page 8 where we did disclose the largest single change to proved undeveloped reserves, which was the addition of 17,957 MBoe through the addition of twenty gross immediate-offset proved undeveloped Permian Basin locations and the acquisition of additional ownership in existing leases. All other changes were considered to be immaterial for discussion. In future filings, when material, we will consider including disclosure similar to the table below to clearly display the full reconciliation of the overall change during the year and will also ensure that the level of information contained in the table below is incorporated into our narrative discussion to explain similar changes.

Twelve Months Ended
December 31, 2016
Proved Undeveloped Reserves (PUD) Reconciliation	(MBoe)
Aneth
Additions related to newly identified compression and well deepening projects [1]	2,169
Revisions of previous estimates	(1,330)
Aneth Net Change in Reserve Quantities	839

Permian Basin
Additions related to twenty immediate-offset proved undeveloped locations	16,202
Additions related to the acquisition of additional ownership in existing leases	1,755
Total additions to proved undeveloped reserves	17,957
Revisions of previous estimates	(1,431)
Permian Net Change in Reserve Quantities	16,526

Resolute Net Change in Reserve Quantities	17,365

Aneth proved undeveloped converted to developed	—
Permian proved undeveloped converted to developed	—

1  Note that the amount of 2,169 MBoe of proved undeveloped reserves included herein is included within the total amount of 4,486 MBoe of net proved developed non-producing and proved undeveloped reserves that were added to Aneth Field in 2016 discussed on page 8 of the 2016 Form 10-K.  The remaining amount is attributable to the addition of net proved developed non-producing reserves.

2.

You disclose that you incurred development costs of $31.1 million in 2016.  However, it is unclear how this investment is related to progress toward converting your proved undeveloped reserves to proved developed reserves. Please expand your disclosure to discuss the nature of the investments made and identify the portion of the total capital expenditures incurred to convert proved undeveloped reserves to proved developed reserves during the year. Refer to Item 1203(c) of Regulation S-K.

RESPONSE:

The Company incurred development costs of $31.1 million in 2016, comprised principally of approximately $24 million of production facilities and $6 million of purchased CO2. Additionally, in the fourth full paragraph on page 8 of the 2016 Form 10-K, we disclose that, for our Aneth Field properties, no proved undeveloped reserves were converted to proved developed reserves during 2016 and for our Permian Basin properties, no proved undeveloped reserves were converted to proved developed producing during 2016 (we had no proved developed non-producing reserves in the Permian Basin as noted in the table on page 3 of the 2016 Form 10-K).  Hence, while the development costs incurred did support the additions to proved developed reserves in 2016, there was no conversion from proved undeveloped to proved developed reserves to report in 2016.  In future filings, where applicable, we will discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves as required by Item 1203(c) of Regulation S-K.

Securities and Exchange Commission

October 5, 2017

Production, Price and Cost History, page 10

3.

Please refer to the definition of a field under Rule 4-10(a)(15) of Regulation S-X and tell us your basis for concluding that the disclosure of production in terms of a basin, e.g. the Delaware Basin Project area, meets the disclosure requirements pursuant to Item 1204(a) of Regulation S-K.

RESPONSE:

The Company utilized the term Delaware Basin Project area to remain consistent with other references to such properties in our 2016 Form 10-K.  Our Delaware Basin Project area consists of mineral interests in the Wolfcamp formation. As the Wolfcamp formation meets the definition stated in Rule 4-10(a)(15) that a field is “an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition,” the Company believes the disclosure complies with Item 1204(a). The Company will clarify our description of the Delaware Basin Project area in all future filings and will utilize “Delaware Basin” in the Production, Price and Cost History section of our future Form 10-K filings.

Drilling Activity, page 12

4.

We note you disclose extension wells separately from exploratory and development wells without further clarifying the difference.  Please expand your disclosure to define an “extension well.”  Refer to your response to comment number 4 in our letter dated July 28, 2014.

RESPONSE:

We respectfully acknowledge your comment that referred to our response from your letter dated July 28, 2014, it was an oversight that we did not expand our disclosure to clearly define “extension well” as defined in Rule 4-10(a)(14) of Regulation S-X in our 2016 Form 10-K.  The disclosure appeared in our 2014 Form 10-K and 2015 Form 10-K after receiving your previous comment on this matter.  In future filings we will expand our disclosure to clearly define “extension well” as follows:

“Extension well – an extension well is a well drilled to extend the limits of a known reservoir.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Critical Accounting Policies, page 69

Long-term Incentive Compensation, page 71

5.

Revise your long-term incentive compensation accounting policy to include a discussion of the methods used to determine the fair value of your various awards and the nature of material assumptions involved.  In addition, explain the extent to which estimates made by management are considered highly complex and subjective.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. We will expand our disclosures under “Critical Accounting Policies” in all appropriate future filings to include the relevant methods and assumptions involved as well as the estimates that were made by management that were considered to be complex and subjective in determining the fair value of our awards.  Our proposed expanded disclosure with regards to Long-term Incentive Compensation to be included in future filings is as follows:

Securities and Exchange Commission

October 5, 2017

Long-term Incentive Compensation

Share-based compensation expense is measured at the estimated grant date fair value of the awards and is amortized over the requisite service period (usually the vesting period). The unique inputs of each of the equity awards are outlined as follows:

•	Stock option award expense – measured using a Black-Scholes pricing model, no dividends, and expected price volatility and risk-free rates relative to the expected term.
•	Time-based restricted stock award expense – measured based on the Company’s closing stock price on the date of grant.
•	TSR award expense – measured based a Monte Carlo simulation model, no dividends, and expected price volatility and risk-free rates relative to the expected term.

Cash-settled incentive award expense is measured quarterly and is amortized over the requisite service period (usually the vesting period). The unique inputs of each of the liability awards are outlined as follows:

•	Cash-settled stock appreciation rights – measured using a Black Scholes pricing model, no dividends, and expected price volatility and risk-free rates relative to the expected term.
•	Time-based restricted cash awards – measured based on the cash value per unit ($1 per unit) on the date of grant.
•

Performance-based restricted cash awards – measured using a Black-Scholes cash-or-nothing valuation model, no dividends, and expected price volatility and risk-free rates relative to the expected term.

The Company estimates forfeitures in calculating the cost related to share-based compensation expense and cash-settled incentive awards expense as opposed to recognizing these forfeitures and the corresponding reduction in expense as they occur.

The Company calculates the respective award’s price volatility using an average of the Company’s peer group (as determined by our Total Stockholder Return awards) based on the date of grant or quarterly valuation date for the expected term. Risk-free rates are obtained directly from the U.S Department of the Treasury.

Notes to Consolidated Financial Statements

Note 13-Supplemental Oil and Gas Information (Unaudited), page F-30

Oil and Gas Reserve Quantities, page F-30

6.	We note the following regarding the disclosure explaining the changes that occurred in the net quantities of your total proved reserves:
i.

the figures provided in the narrative explanation of the changes due to extensions, discoveries and other additions  for the fiscal years ended December 31, 2015 and 2016 do not appear to reconcile with the corresponding line item figure in the tabular presentation provided on page F-31,

ii.

there does not appear to be an explanation provided for the significant  addition in total proved reserves relating to extensions, discoveries and other additions for the fiscal year ended December 31, 2014, and

iii.	the explanation relating to the revisions in previous estimates for the fiscal years ended December 31, 2014, 2015 and 2016 indicate such changes resulted “primarily” from reduced product pricing.

Securities and Exchange Commission

October 5, 2017

Please revise your disclosure to reconcile the overall change for the line item by separately identifying and quantifying each factor that contributed to a significant change in your proved reserves so that the change in net reserves between periods is fully explained.

To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation.  In regards to your disclosure of revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.  Refer to FASB ASC 932-235-50-5.

RESPONSE:

i. We respectfully acknowledge the Staff’s comment.  For the fiscal year ended December 31, 2016, the narrative incorporates the phrase “together with the acquisition of additional interests in Mustang.” See the following excerpt from Changes in Proved Reserves on page 9 below for a precise explanation of values contained in the narrative disclosure in question:

“The Permian Basin 2016 drilling program resulted in total additions of 14,762 net MBoe of proved developed producing reserves, which included 13,855 net MBoe from the successful drilling of non-proved locations and 907 net MBoe from the acquisition of additional interests in these wells during 2016. These successful wells also created additional proved undeveloped offset locations of 17,957 net MBoe, which included 16,202 net MBoe related to the addition of the twenty immediate offset proved undeveloped Permian location and 1,755 net MBoe related to the acquisition of additional ownership in existing leases.  Additionally, 4,486 MBoe of net proved developed non-producing and proved undeveloped reserves were added to Aneth Field in connection with newly identified compression and well deepening projects.”

Note that both the 907 net MBoe of proved developed producing reserves and the 1,755 net MBoe of proved undeveloped reserves described above are included in the “Purchase of minerals in place” line in the summary of changes in estimated reserves table on page F-31 in the 2016 Form10-K.

Furthermore, the Company furnishes the following reconciliation to facilitate your agreement of the discussed values to the tabular presentation provided on page F-31 for the twelve months ended December 31, 2016.

Barrels of oil
equivalent (MMBoe)
Successful drilling of non-proved locations	13.9
Additional proved undeveloped offset locations	16.2
Newly identified compression and well deepening projects in Aneth	4.5
Total	34.5

For the fiscal year ended December 31, 2015, the 576 net MBoe represents the conversion of proved undeveloped reserves to proved developed producing reserves, and therefore does not contribute to the total 4.6 MMBoe of extensions, discoveries and other additions of all proved classifications. Excluding the net 576 MBoe, the Company has furnished the following reconciliation to facilitate your agreement of the discussed values to the tabular presentation provided on page F-31 for the twelve months ended December 31, 2015.

Barrels of oil
equivalent (MMBoe)
Successful drilling of non-proved locations	1.0
Additional proved undeveloped offset locations	3.6
Total	4.6

To facilitate understanding, the narrative used in the explanation of the changes due to extensions, discoveries and other additions for the fiscal years ended December 31, 2015 and 2016 could more clearly reconcile the amounts contained in the table on page F-31. We will revise this narrative in future filings to more clearly disclose information in support of the tabular presentation.

Securities and Exchange Commission

October 5, 2017

ii. The Company regrets that it inadvertently omitted the explanation for the addition in total proved reserves relating to extensions, discoveries and other additions for the fiscal year ended December 31, 2014 that had been disclosed in prior period Form 10-Ks. We do not believe this disclosure (or omission) is material given that its prior disclosure is a part of the total mix of available information.  The Company will ensure that in all future filings all periods of presentation are considered and consequently all significant changes in estimated reserves will be explained.

iii. We respectfully acknowledge the Staff’s comment.  In future filings, the Company will separately identify and quantify each material factor that contributed to the significant changes in our proved reserves to ensure proper and transparent explanations and disclosure. Specifically, we will disclose and quantify each material factor that contributed to a significant change in our proved reserves.  Narrative disclosure will be included to identify and explain the relevant factors responsible for revisions of previous estimates as applicable.

7.

We note the line item entry for natural gas and NGL production for the fiscal year ended December 31, 2014 appears to be inconsistent with the disclosure provided elsewhere on pages 10 and 61.  Please advise or revise your disclosure accordingly.

RESPONSE:

The Company’s 2014 Gas and NGL production figures were inadvertently combined in the summary of changes in estimated reserves table contained in the Supplemental Oil and Gas Information footnote.  A reconciliation of the values contained on pages 10 and 61 to the value on page F-31 of the 2016 Form 10-K is as follows:

Twelve Months Ended
December 31, 2014
From Pages 10 & 61:
Gas (MMcf)	5,023
NGL (MBbl)	320

NGL (MBbl)	320
Conversion factor	6
NGL (MBbl) converted to a (MMcf) equivalent	1,920

Gas (MMcf)	5,023
NGL (MBbl)	1,920
Total	6,943

From Page F-31:
Gas (MMcf)	6,942

We acknowledge that the 2014 Gas and NGL production figures were inadvertently combined on page F-31 of the 2016 Form 10-K. However, as the total proved reserves as of December 31, 2014, were indeed correct (see disclosure in Exhibit 99.1 of our 2014 Form 10-K as compared to the proved reserves as of December 31, 2014, per page F-31 of the 2016 Form 10-K), we did not consider this to be a material discrepancy in our disclosures that warranted modifying our previously published information in subsequent filings.  The Company confirms that in future filings, as was done in the 2015 and 2016 figures displayed in the table on page F-31, it will ensure that Gas and NGL values are appropriately disaggregated and that they will be presented in the proper units.

Securities and Exchange Commission

October 5, 2017

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-31

8.

Disclosure in Exhibit 99.1 indicates that the capital costs used in the report do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.  However, the disclosure that you have provided in conjunction with the standardized measure on page F-32 indicates the future cash flows were reduced by future abandonment costs. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for the apparent lack of correlation.

RESPONSE:

We respectfully acknowledge the Staff’s comment.  The Company follows the customary industry practice that omits from future net cash flows the salvage value for onshore domestic properties relating to proved oil and gas properties where salvage value is expected to be immaterial in comparison to the asset retirement obligations already considered and accrued in the balance sheet.  The Company estimates annually the future net cash flows from the salvage value of tangible lease and well equipment and the cost of abandoning our domestic onshore oil and gas properties using a planned systematic program in which a significant number of wells will be abandoned at the same time and where certain economies of scale can be achieved.  As a result of the analysis completed at the end of 2014, 2015 and 2016, the Company believes that the resulting salvage value will be substantially equal to or exceed the future abandonment costs.  As such, the Company has excluded both amounts from the standardized measure disclosures.  Our review of similarly situated SEC registrants indicates that this approach to the treatment of onshore abandonment costs and salvage value is common practice in the oil and gas industry.  Therefore, in light of using that widely accepted practice, the amount of discounted future net revenue before income tax effects of our total proved reserves presented on page F-32 and in the report filed as Exhibit 99.1 are appropriately intended to be equal.

To improve the clarity of the disclosure on page F-32, in future filings we will disclose the following:

“The future cash flows were reduced by estimated production costs and costs to develop and produce the proved reserves, all based on year-end economic conditions.  With regard to abandonment costs, the Company anticipates that the salvage value of lease and well equipment of the costs of abandoning the properties will be substantially equal to or exceed the future abandonment costs.  As such, both amounts have been excluded from the presentation of standardized measure.”

9.

In regards to our prior comment, please provide us with total dollar amounts associated with the abandonment of your proved properties that have been incorporated into the calculation of the standardized measure presented on page F-32 for the periods ending December 31, 2014, 2015 and 2016.

RESPONSE:

As noted in our response to the Staff’s comment 8 above, there were no abandonment costs incorporated into the calculation of the standardized measure presented on page F-32 for the periods ending December 31, 2014, 2015 and 2016.

Securities and Exchange Commission

October 5, 2017

10.

The reconciliation of the changes in the standardized measure of discounted future net cash flows for the period ending December 31, 2015 includes a significant positive dollar change relating to revisions of previous estimates.  However, the corresponding disclosure provided on page F-31 includes a significant negative change in the net quantities of total proved reserves for the same period.  Please expand your disclosure to provide an explanation for this apparent inconsistency.  Refer to FASB ASC 932-235-50-36.

RESPONSE:

We respectfully acknowledge the Staff’s comment.  In the Company’s summary of changes in estimated reserves table on page F-31, revisions of previous estimates includes revisions related to both quantity estimates as well as revisions from previous estimates attributable to reduced pricing.  We note, however, that the Company’s disclosure related to the principal sources of change in the standardized measure of discounted future net cash flows table on page F-32 separately displays net changes in pricing and production costs (the change related to product pricing was a negative revision of $917 million) and revisions of previous quantity estimates (the change related to quantities was a positive revision of $196 million).  When these line items are added together or combined, the result is a significant negative dollar change relating to changes/revisions in previous estimates. This change aligns with a negative revision of 29,093 MBoe in the Company’s disclosure on page F-31 showing a negative revision of previous estimates and an overall decline in the net quantities of total proved reserves from 2014 to 2015.  We believe that we have met the disclosure requirements in FASB ASC 932-235-50-35 related to the aggregate change in the standardized measure of discounted future net cash flows.  Specifically, as noted in FASB ASC 932-235-50-35 with regard to the following, “In computing the amounts under each of the above categories, the effects of changes in prices and costs shall be computed before the effects of changes in quantities.”  In contemplation of FASB ASC 932-235-50-36, in future filings we will include footnote disclosure and explanation to revisions of previous estimates as displayed in the summary of the changes in estimated reserves table (page F-31 in our 2016 Form 10-K) to explain that the revisions included in that line relate to both revisions due to quantities and pricing in order to ensure the disclosure is transparent.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Financial Statements, page 1

Notes to Condensed Consolidated Financial Statements, page 5

Note 5 – Long Term Debt, page 10

11.	With respect to the senior notes registered in 2013 and 2017, explain to us how you have considered the disclosure requirements of Rule 3-10 of Regulation S-X.

RESPONSE:

We confirm to the Staff that the Company did consider the disclosure requirements of Rule 3-10 of Regulation S-X.  We confirm that all subsidiary guarantors are 100% owned by the Company.  To clarify in future filings, in the description of our Senior Notes in the Long-Term Debt footnote to the Company’s financial statements, we will replace “the Company and the Company’s existing subsidiaries” with “the Company and all the Company’s subsidiaries which are all 100% owned by the Company”.  We would also point the Staff to the disclosure made in Note 1 to the Notes to Consolidated Financial Statements where we make the following disclosure to emphasize this matter.

“Resolute Energy Corporation, the stand-alone parent entity, has insignificant independent assets and no operations. There are no restrictions on the Company’s ability to obtain cash dividends or other distributions of funds from its subsidiaries, except those imposed by applicable law.”

To improve the clarity of the disclosure in Note 1 to the Notes to the Consolidated Financial Statements, in future filings we will disclose the following:

Securities and Exchange Commission

October 5, 2017

“Resolute Energy Corporation, the stand-alone parent entity, has insignificant independent assets and no operations, the guarantees are full and unconditional and joint and several, and there are no subsidiaries of the parent company other than the subsidiary guarantors.  There are no restrictions on the Company’s ability to obtain cash dividends or other distributions of funds from its subsidiaries, except those imposed by applicable law.”

Form 8-K dated August 7, 2017

Exhibit 99.1

12.

In your discussion of adjusted revenue, which is identified as a non-GAAP measure, you did not disclose the change for the most directly comparable GAAP measure with greater or equal prominence.   Revise your presentation to include the most directly comparable GAAP measure with equal or greater prominence.  In addition, provide a reconciliation of adjusted revenue to the most directly comparable GAAP financial measure. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE:

We respectfully acknowledge the Staff’s comment.  The Company notes that the table on page 7 of Exhibit 99.1 displays Revenue, Commodity derivative settlements and Revenue, including derivative settlements (i.e. adjusted revenue) which gives the greatest prominence to the GAAP measure of revenue and also facilitates a reconciliation to the non-GAAP measure of adjusted revenue.  Although the table precedes the narrative disclosure, in all future filings, we will ensure that the change for the most directly comparable GAAP measure is described with equal or greater prominence when a non-GAAP measure is utilized in our narrative explanations.  In the narrative disclosure, we also believe that sufficient information related to the components of adjusted revenue was disclosed to enable a reconciliation of adjusted revenue to revenue, the most directly comparable GAAP measure; however, we will include a separate reconciliation in all future filings.  Additionally, in future filings, the Company will utilize “Adjusted revenue” as opposed to “Revenue, including derivative settlements” in the table on page 7 of Exhibit 99.1in order to match the wording utilized in the narrative discussion.

In responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact James A. Tuell, Chief Accounting Officer at (303) 573-4886, ext. 1400.

Very truly yours,

Resolute Energy Corporation

/s/ Theodore Gazulis

Theodore Gazulis

Chief Financial Officer